EXHIBIT 21.1

Subsidiaries of YCC Holdings LLC

Yankee Finance, Inc.
Yankee Holding Corp.	Delaware
The Yankee Candle Company, Inc.	Massachusetts
Yankee Candle Restaurant Corp.	Delaware
Creative Fragrance Concepts, LLC	Delaware
Yankee Candle Brand Management, Inc.	Delaware
Yankee Candle Admin, LLC	Virginia
Yankee Candle Company (Europe) Limited	England
Yankee Candle Deutschland GmbH	Germany